Nourished3, GmbH

Comparative Financial Statements
As of December 31, 2022 & December 31, 2023

(with Independent Accountant's Report)

Independent Accountant's Information:

FAIZA MEHMOOD
FM Financial Services LLC
Info@fmfinancialservicesllc.com

FM Financial Services

YOUR TRUSTED FINANCIAL PARTNER.

Report on the Review of the Financial Statements

Shareholders of
Nourished3, GmbH.

We have reviewed the accompanying financial statements of Nourished3, GmbH. Which comprise the balance sheets as of December 31, 2023, and 2022, the related statements of income and comprehensive income, stockholder's equity, and cash flows for the years that ended, and the related notes to the financial statements (collectively, the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements inaccordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fairpresentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee ofthe American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any materialmodifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

FAIZA MEHMOOD
Managing Partner of
FM Financial Services LLC
info@fmfinancialservicesllc.com
September 18, 2024

Nourished3, GmbH (A Limited Liability Company)
Comparative Statement of Financial Position
As of December 31, 2022 and December 31, 2023

	2023	2022
Assets		
Current Assets		
Cash and Cash Equivalent	6,945	24,612
Other Assets	49,709	31,376
Inventory	48,536	68,184
Total for Current Assets	**$ 105,190**	**$ 124,172**
Non-Current Assets		
Patent and Trademarks	116	1,097
Website Development (Net)	10,236	8,885
Total for Non-Current Assets	**$ 10,352**	**$ 9,982**
Total for Assets	**$ 115,542**	**$ 134,154**
Liabilities & Equity		
Current Liabilities		
Trade Payables and other Accrued Liabilities	23,535	22,022
Other Liabilities	9,066	11,319
Paypal Loan	6,174	-
Total Current Liabilities	**$ 38,775**	**$ 33,341**
Equity		
Common Stock	27,500	26,750
Founder Paid In Capital	174,163	169,413
Retained Earnings	(107,035)	(70,094)
Net Income/(Loss)	(27,287)	(25,002)
Forex gain	9,426	(254)
Total Equity	**$ 76,767**	**$ 100,813**
Total for Liabilities & Equity	**$ 115,542**	**$ 134,154**

Footnotes are the integral part of Financial Statements

Nourished3, GmbH (A Limited Liability Company)
Statement of Income
As of December 31, 2023 & December 31, 2022

		2023		2022
Revenue		128,977		150,026
Other Income		1,883		7,370
Total Revenue	$	**130,860**	$	**157,395**
Cost of Revenue		43,051		32,977
Gross Profit	$	**87,809**	$	**124,418**
Gross Profit Margins		**67%**		**79%**
General and Administrative Expenses		63,852		127,263
Marketing Expenses		59,293		23,286
Total Operating Expenses	$	**123,145**	$	**150,549**
Net Income / (Loss)	$	**(35,336)**	$	**(26,131)**
Other Non-Operating Expenses		8,050		1,027
Net Income after Non-operating Expenses	$	**(27,286)**	$	**(25,104)**

Footnotes are the integral part of Financial Statements

Nourished3 GmbH (A Limited Liability Company)
Statement of Cash Flow
For the Period Ended December 31, 2023 & December 31, 2022

Account		**2023**		**2022**
Cash Flow from Operating Activities				
Net Income		(27,286)		(25,104)
Forex Adjustments		3,241		(3,538)
Non-Cash adjustments		981		225
Decrease in Trade Receivables				337
Change in Other Assets		(18,333)		27,957
Change in Trade Payables		1,513		(6,848)
Change in Other Liabilities		(2,549)		(89,709)
Change in Inventory		19,648		(29,322)
Net Cash Provided by Operating Activities	**$**	**(22,785)**	**$**	**(126,002)**
Cash Flow From Investing Activities				
Reduction in Non-Current Assets		-		4,156
Website Development		(1,351)		(9,139)
Net Cash by Investing Activities	**$**	**(1,351)**	**$**	**(4,984)**
Cash Flow From Financing Activities				
Members Contribution (distribution)		-		169,413
Retained Earning Adjustments		-		(26,116)
PayPal Loan		6,470		-
Net Cash From Financing Activities	**$**	**6,470**	**$**	**143,297**
Net Change in Cash		**(17,666)**		**12,312**
Beginning Cash Balance		24,612		12,300
Ending Cash Balance	**$**	**6,946**	**$**	**24,612**

Footnotes are the integral part of Financial Statements

Nourished3, GmbH (A Limited Liability Company)
Consolidated Interim Statement of Equity
As of December 31, 2022 & December 31, 2023

	Shares	Share Capital (at Par)	Additional Paid In Capital	Accumulated Deficit	Total
Equity as of December 31, 2021	**25000**	**$ 26,750**	**$ -**	**$ (70,094)**	**$ (43,344)**
Founder Paid In Capital			169,413		169,413
Net Income/(Loss)During the Year				(25,002)	(25,002)
Exchange Rate Adjustments				(254)	(254)
Equity as of December 31, 2022	**25000**	**$ 26,750**	**$ 169,413**	**$ (95,096)**	**$ 100,813**
Net Income/(Loss) During the Year				(27,286)	(27,286)
Exchange Rate Adjustments		750	4,750	(2,512)	2,988
Equity as of December 31, 2023	**$ 25,000**	**$ 27,500**	**$ 174,163**	**$ (124,894)**	**$ 76,769**

Footnotes are the Integral Part of the Financial Statements

NOURISHED3, GmbH
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE ENTITY

Nourished3, GmbH - formerly Prism Skin GmbH ("the Company"), incorporated on June 19, 2019, in Munich, Germany, operates as a limited liability company (GmbH). On March 2, 2020, the corporate name was changed from Prism Skin GmbH to Nourished3 GmbH. The company is co-founded by Annie Jaffrey and Mahmud Al-Smadi, with each holding 50% ownership. Nourished3 GmbH operates with a mission-driven business model, focusing on the production and sale of environmentally friendly and safe products. The Company earns revenue selling consumer skincare and wellness products directly to consumers. The Company's customers are located in Europe as well as abroad. As a small entity, it has no employees other than its two founders. All other employees are employed on a fractional basis. The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES –

Basis of Presentation

The company's Financial Statements are converted into GAAP accrual accounting principles, whereby revenue is recognized upon earning, and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and has established an internal control system to monitor the responsibilities of staff across various departments, aimed at safeguarding company assets.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization: The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts: Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation: Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements: The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes: Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Contingent Liabilities: Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustmentsin future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variationscould have a material impact on the financial position and operating results of the company.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking, clearing accounts, and savings accounts with banks. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. At times, the cash balance maybe more than the amounts insured by the FDIC. As of December 31, 2022, and December 31, 2023, the Company doesnot have a balance exceeding the insured level.

Other Assets

Other Assets include deposits and prepayments.

Inventory

The entity records inventory at a lower cost or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurredand additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is creditedor charged to earnings. Depreciation is recorded using the straight-line method, based on the useful lives of the assets.The entity has no fixed assets and depreciation expense as of December 31, 2022, and December 31, 2023, and 2023, is $0.

Intangible Assets

Intangible assets include Patents and Trademarks, These costs are amortized over the expected useful life of the website, which is 18 months using the straight-line method.

Foreign currency Conversion

The reported currency of the entity is Euros. The conversion from Euros to Dollars was made according tothe accounting principles generally accepted in the United States of America.

The Profit and loss are converted by taking the average rate during the reported year. Statement of Financial position is reported by taking the rate as of balance sheet date.

Leases

In February 2016, the FASB issued an Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) requiring lessees to recognize most leases on their Balance Sheet as operating lease liabilities with corresponding operating lease right-of-use assets and financing lease liabilities with corresponding financing lease right-of-use assets and todisclose key information about lease arrangements. Recognition of expenses on the Statement of Income and Retained Earnings continues in a manner like the previous guidance. The company generates revenue through onlinesales on Amazon and Shopify and Lease and Rent expenses don't qualify for the ASC 842 application.

Accounts payable

Accounts payable represent obligations of the Company arising from the purchase of goods and services in the ordinary course of business. These liabilities are classified as current liabilities on the balance sheet and are typicallysettled within the normal operating cycle of 365 days. Accounts payable as of December 31, 2023, and December 31,2022, $17,450 and $11,341.

Capital Structure

At the time of its formation, Nourished3, GmbH issued a total of 25,000 shares of Common Stock.12,500 shares were issued to Mahmud Al-Smadi and 12,500 shares of common stock to Annie Jaffrey.

Income Tax
The entity is registered in Germany and taxed as per local laws.

Related Party Transactions

There is no Related Party transactions.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goodsor services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amountthat reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer.
2) Identify the performance obligations in the contract.
3) Determine the transaction price.
4) Allocate the transaction price to performance obligations in the contract.
5) Recognize revenue as the performance obligation is satisfied.

The entity generates revenue through online sales of products and revenue is recorded as per ASC 606.

Marketing and Advertising Cost

The company recognizes marketing and advertising expenses when incurred, in line with the accrual method of accounting, as required by Generally Accepted Accounting Principles (GAAP).

Total Marketing cost for 2022 and 2023 is $23,286 and $59,293.

Marketing Cost is further broken down into General Marketing Cost and Ads spent.

	2023	2022
General Marketing Cost	$35,791	$12,286
Ads Spent	$23,502	$11,000
Total	**$59,293**	**$23,286**

The Marketing Efficiency Ratio (MER) is a metric used to measure the effectiveness of marketing spend in generating revenue. It is calculated by dividing the total revenue generated by the total marketing spend within a given period. The formula is:

Marketing Efficiency Ratio (MER)=Total Revenue/Total ads Spent in the year 2022 and 2023

	2023	2022
Revenue (Net)	$128,977	$150,026
Ads Spent	$23,502	$11,000
MER	**5.48**	**13.64**

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or moreof those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, and December 31, 2023, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Subsequent Event

The Company has evaluated subsequent events for the period from December 31, 2023, to September 18, 2023, which is the date financial statements were available to issue.